UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

NOTICE TO SHAREHOLDERS

In compliance with the resolutions adopted at the Ordinary General Shareholders' Meeting of Corporación Inmobiliaria Vesta, S.A.B. de C.V., held on March 19th, 2025, by this means inform to the shareholders and securities depository institutions that on July 15th, 2025, the second installment of the dividend decreed at the aforementioned meeting will be paid. Said exhibition corresponds to the amount of US$17,384,493.20 (seventeen million three hundred and eighty-four thousand four hundred and ninety-three dollars 20/100), and the corresponding factor per share subscribed, paid and entitled to receive said dividend is US$0.0203418898196275  dollars. In accordance with the resolution of the aforementioned meeting, payment will be made in cash in pesos, national currency, through the S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities, considering the exchange rate published by the Bank of Mexico in the Official Gazette on the business day prior to the payment date, means, July 14th, 2025.

Mexico city, July 4th,  2025

/s/

Mr. Alejandro Pucheu Romero

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: July 7, 2025